FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For February 24, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

                                              CONTACT:
                                              John G. Nesbett
                                              David Waldman
                                              Lippert/Heilshorn & Associates
                                              212-838-3777
                                              email: jnesbett@lhai.com


                             DESWELL INDUSTRIES INC.
           ANNOUNCES EARNINGS OF $0.43 PER SHARE FOR THE THIRD QUARTER

                  - SALES UP 25% AND OPERATING INCOME UP 33% -
                  - THIRD QUARTER DIVIDEND OF $0.20 PER SHARE -
             - COMPANY CORRECTS WEIGHTED AVERAGE SHARES OUTSTANDING FOR THE SECOND QUARTER AND FIRST HALF OF FISCAL 2003 -

HONG KONG (February 24, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its results for the third quarter and nine months ended December 31, 2002.

Net sales for the quarter were $25.3 million, an increase of 25% compared to sales of $20.2 million in the third quarter ended December 31, 2001. Operating income increased 33% to $4.6 million, compared to $3.4 million in the previous year. Net income for the quarter increased 10% to $3.8 million, compared to $3.4 million in the previous year.

The Company previously announced a 3-for-2 stock split of record date July 8, 2002, payable on July 22, 2002. The stock split increased the number of fully diluted shares outstanding from approximately 5.7 million shares to 8.5 million shares. After accounting for the stock split, diluted earnings per share increased to $0.43 (based on 8,850,000 weighted average shares outstanding), compared to $0.41 (based on 8,433,000 weighted average shares outstanding) in the third quarter ended December 31, 2001.

Net sales for the nine months ended December 31, 2002 were $71.2 million, an increase of 11% compared to sales of $64.3 million for the corresponding period in 2001. Operating income increased 5% to $11.8 million, compared to $11.2 million in the previous year. Net income was $11.1 million, compared to $10.4 million in the previous year. Diluted earnings per share increased to $1.28 based on 8,706,000 weighted average shares outstanding, compared to $1.24 based on 8,418,000 weighted average shares outstanding for the nine months ended December 31, 2001.

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The Company also announced that it has corrected its weighted average shares outstanding for the second quarter and six months ended September 30, 2002 (see attached table). This miscalculation affected earnings per share results for the three and six-month periods. After accounting for the stock split, diluted earnings per share were $0.43 (based on 8,609,000 weighted average shares outstanding), compared to $0.43 (based on 8,421,000 weighted average shares outstanding) in the second quarter ended December 31, 2001. After accounting for the stock split, diluted earnings per share for the six months were $0.86 (based on 8,599,000 weighted average shares outstanding), compared to $0.83 (based on 8,409,000 weighted average shares outstanding) for the six months ended September 30, 2001.

The Company's cash and cash equivalents on December 31, 2002 were $33.1 million, as compared to $31.5 million on March 31, 2002. Working capital was $64.5 million as of December 31, 2002, versus $54.9 million as of March 31, 2002. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chairman and chief executive officer, commented, "We are quite pleased with our 25% growth for the quarter. It is particularly gratifying that we performed well in both of our divisions. Specifically, we posted a 22% increase in injection-molded plastic products, as well as a 29% increase in our electronic and metallic products. We believe this continued strong performance is reflective of our outstanding reputation for superior quality and customer service. During the quarter, we reduced our SG&A as a percentage of revenue by over three hundred basis points. We also increased our working capital and strengthened our balance sheet. As a result of our solid performance and growing cash position, we decided to increase our dividend to $0.20 per share. Looking ahead, we remain focused on increasing our market share, while effectively managing our expenses."

Mr. Lau continued, "Our electronic and metallic products continue to generate strong results. Given the solid performance of this division, we recently acquired an additional 20% interest from our minority shareholders. We believe this investment reflects our long-term confidence in the future of this business. We currently anticipate 15%-20% growth in our electronic and metallic products business for fiscal 2003."

Mr. Lau concluded, "We are also pleased to announce that we recently completed construction of our Dongguan facility. We expect this new facility will substantially increase the capacity of our plastic injection molding business. The new facility will also help reduce payroll and other operating costs. However, due to a governmental delay in the approval of our facility, we do not expect the plant to be fully operational until the end of June. We do not anticipate that this delay in getting Phase I

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operational will impact our ability to serve the growing needs of our customers.
Furthermore, we remain confident that we will achieve 20%-25% growth in our injection-molded plastic products for fiscal 2003."

THIRD QUARTER DIVIDENDS
The Company also announced that on February 18, 2003 its board of directors declared a dividend of $0.20 per share for the third quarter. The dividend will be payable on March 24, 2003 to shareholders of record as of March 10, 2003.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at WWW.DESWELL.COM.
        ---------------

                                  TABLES FOLLOW

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DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              Quarter ended                     Nine months ended
                                                               December 31,                        December 31,
                                                      -------------------------------     -------------------------------
                                                            2002           2001                 2002           2001
                                                      --------------  ---------------     --------------- ---------------
                                                                (Unaudited)                         (Unaudited)
Net sales                                                $    25,272      $    20,217         $    71,180     $    64,290
Cost of sales                                                 16,799           12,992              47,527          41,978
                                                      --------------  ---------------     --------------- ---------------
Gross profit                                                   8,473            7,225              23,653          22,312
Selling, general and administrative expenses                   3,890            3,778              11,873          11,103
                                                      --------------  ---------------     --------------- ---------------
Operating income                                               4,583            3,447              11,780          11,209
Interest expense                                                   -               (8)                 (6)            (19)
Other income, net                                                206              156               1,035             480
                                                      --------------  ---------------     --------------- ---------------
Income before income taxes                                     4,789            3,595              12,809          11,670
Income taxes                                                     366               87                  79             492
                                                      --------------  ---------------     --------------- ---------------
Income before minority interests                               4,423            3,508              12,730          11,178
Minority interests                                               636               78               1,580             744
                                                      --------------  ---------------     --------------- ---------------
Net income                                               $     3,787      $     3,430          $   11,150     $    10,434
                                                      ==============  ===============     =============== ===============
Basic earnings per share (note 3)                        $      0.43      $       0.41         $     1.30     $      1.24
                                                      ==============  ===============     =============== ===============
Weighted average number of shares
 outstanding (in thousands) (note 4)                           8,726            8,402               8,574           8,401
                                                      ==============  ===============     =============== ===============
Diluted earnings per share (note 3)                      $      0.43      $      0.41          $     1.28     $      1.24
                                                      ==============  ===============     =============== ===============
Diluted weighted average number of shares
 outstanding (in thousands) (note 4)                           8,850            8,433               8,706           8,418
                                                      ==============  ===============     =============== ===============





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DESWELL INDUSTRIES, INC.

CORRECTED EPS AND WEIGHTED AVERAGE SHARES OUTSTANDING FOR FISCAL SECOND QUARTER AND FIRST HALF 2002 (UNAUDITED)

                                                               Quarter ended                  Six months ended
                                                               September 30,                    September 30,
                                                       ------------------------------   ------------------------------
                                                           2002            2001            2002             2001
                                                       --------------  --------------   -------------  --------------
                                                          (revised)                       (revised)
Basic earnings per share (note 3)                             $  0.43       $    0.43         $  0.87          $  0.83
                                                       ==============  ==============   =============   ==============
Weighted average number of shares
 outstanding (in thousands) (note 4)                            8,600           8,402           8,498            8,400
                                                       ==============  ==============   =============   ==============

Diluted earnings per share (note 3)                           $  0.43         $  0.43         $  0.86          $  0.83
                                                       ==============  ==============   =============   ==============
Diluted weighted average number of shares
 outstanding (in thousands) (note 4)                            8,609           8,421           8,599            8,409
                                                       ==============  ==============   =============   ==============




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DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)

                                                                               December 31,        March 31,
                                                                                 2002               2002
                                                                           -----------------  -----------------
ASSETS                                                                        (Unaudited)         (Audited)

Current assets :
Cash and cash equivalents                                                        $    33,107      $      31,534
Restricted cash
                                                                                       2,431              2,861
Marketable securities
                                                                                       5,030              1,115
Accounts receivable, net                                                              22,143             16,888
Inventories                                                                           13,216             13,225
Prepaid expenses and other current assets
                                                                                       3,827              3,421
Income taxes receivable
                                                                                         372                428
                                                                           -----------------  -----------------
       Total current assets                                                           80,126             69,472
Property, plant and equipment - net                                                   27,320             24,794

Goodwill                                                                                 119                478
                                                                           -----------------  -----------------
             Total assets                                                        $   107,565       $     94,744
                                                                           =================  =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable                                                                $      9,875      $      7,583
 Bank loans                                                                                -                482
 Customer deposits and accrued expenses                                                5,146              6,320
 Income taxes payable                                                                    560                165
                                                                           -----------------  -----------------
     Total current liabilities                                                        15,581             14,550
                                                                           -----------------  -----------------
Deferred income tax                                                                       15                 15
                                                                           -----------------  -----------------
Minority interests                                                                    11,889             10,528
                                                                           -----------------  -----------------
Shareholders' equity
 Common stock
 -  authorized 30,000,000 shares; issued and outstanding
    8,773,955 shares at December 31, 2002 and
    8,370,496 shares at March 31, 2002 (note 4)                                           57                 56
 Additional paid-in capital                                                           30,681             26,522
 Retained earnings                                                                    49,342             43,073
                                                                           -----------------  -----------------
      Total shareholders' equity                                                      80,080             69,651
                                                                           -----------------  -----------------
        Total liabilities and shareholders' equity                               $   107,565       $     94,744
                                                                           =================  =================




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DESWELL INDUSTRIES, INC.

CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)

                                                                                   Nine months ended
                                                                                     December 31,
                                                                          ------------------------------------
                                                                                 2002                2001
                                                                          --------------        --------------
Cash flows from operating activities:
    Net income                                                                  $ 11,150             $ 10,434
    Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                                 3,898                3,663
     Loss/(gain) on disposal of property, plant and equipment                         18                  (21)
     Minority interests                                                            1,361                  807
     Changes in operating assets and liabilities:
      Accounts receivable                                                         (5,255)              (1,342)
      Marketable securities                                                       (3,915)                (564)
      Inventories                                                                      9                 (915)
      Prepaid expenses and other current assets                                     (406)              (1,334)
      Income taxes receivable                                                         56                  -
      Accounts payable                                                             2,292                2,801
      Customer deposits and accrued expenses                                      (1,174)               1,818
      Income taxes payable                                                           395                   (5)
                                                                                --------             --------
    Net cash provided by operating activities
                                                                                   8,429               15,342
                                                                                --------             --------
Cash flows from investing activities
      Purchase of property, plant and equipment                                   (6,142)              (2,216)
      Proceeds from disposal of property, plant & equipment                           59                   77
      Decrease/(increase) in restricted cash                                         430                 (839)
                                                                                --------             --------
         Net cash used in investing activities                                    (5,653)              (2,978)
                                                                                --------             --------
Cash flows from financing activities
     Common Stock issued                                                           4,160                   51
     (Decrease)/increase in bank loans                                              (482)                 482
     Dividends paid                                                               (4,881)              (5,880)
                                                                                --------             --------
         Net cash used in financing activities                                    (1,203)              (5,347)
                                                                                --------             --------

Net increase in cash and cash equivalents                                          1,573                7,017
Cash and cash equivalents, at beginning of period                                 31,534               25,330
                                                                                --------             --------
Cash and cash equivalents, at end of period                                       33,107               32,347
                                                                                ========             ========

Supplementary disclosures of cashflow information:
  Cash paid during the period for:
    Interest                                                                           6                   19
    Income taxes                                                                    (315)                 497
                                                                                ========             ========


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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.  MANAGEMENT'S STATEMENT

    In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2002 and March 31, 2002, the results of operations for the quarters and nine months ended December 31, 2002 and December 31, 2001, and the cash flows for the nine months ended December 31, 2002 and December 31, 2001. The notes to the Consolidated Financial Statements that are contained in the Form 20-F Annual Report filed on July 11, 2002 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.  INVENTORIES

                                         December 31,          March 31,
                                            2002                 2002
                                        -------------       -------------
   Inventories by major categories :
    Raw materials                       $       6,166       $        7,368
    Work in progress                            4,374                3,213
    Finished goods                              2,676                2,644
                                        -------------       --------------
                                        $      13,216       $       13,225
                                        =============       ==============

3.  EARNINGS PER SHARE

    The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

    The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

    The net income for the quarters and nine months ended December 31, 2002 and 2001 were both from the Company's continuing operations.

4.  STOCK SPLIT

    On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED DECEMBER 31, 2002 COMPARED TO QUARTER ENDED DECEMBER 31, 2001

The Company's net sales for the quarter ended December 31, 2002 were $25,272,000, an increase of $5,055,000, or 25.0%, as compared to the corresponding period in 2001. The increase in sales was mainly related to the increase in sales of injection-molded plastic products of $2,683,000 and the increase in sales of electronic and metallic products of $2,372,000. This represented increases of 22.1% and 29.3%, respectively, as compared with the net sales in the corresponding period in the prior year.

The gross profit for the quarter ended December 31, 2002 was $8,473,000, representing a gross profit margin of 33.5%. This compares with the overall gross profit and gross profit margin of $7,225,000 or 35.7% respectively for the quarter ended December 31, 2001.

Selling, general and administrative expenses for the quarter ended December 31, 2002 were $3,890,000, or 15.4% of total net sales, compared with $3,778,000 or 18.7% of total net sales for the quarter ended December 31, 2001.

As a result of the increase in sales revenue, operating income was $4,583,000 for the quarter ended December 31, 2002; an increase of $1,136,000 or 33.0% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interests to $636,000 for the quarter ended December 31, 2002 from $78,000 for the quarter ended December 31, 2001 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $3,787,000 for the quarter ended December 31, 2002, an increase of $357,000 or 10.4%, as compared to the quarter ended December 31, 2001 and net income as a percentage of net sales decreased slightly to 15.0% from 17.0%.




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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

NINE MONTHS ENDED DECEMBER 31, 2002 COMPARED TO NINE MONTHS ENDED
DECEMBER 31, 2001

The Company's net sales for the nine months ended December 31, 2002 were $71,180,000, an increase of $6,890,000 or 10.7% as compared to corresponding period in 2001. The increase in sales was mainly related to the increase in sales of plastic injection-molding products of $1,578,000 and the increase in sales of electronic and metallic products of $5,312,000. This represented an increase of 4.3% and 19.3%, respectively, as compared with the net sales in the corresponding period in the prior year.

The gross profit for the nine months ended December 31, 2002 was $23,653,000, representing a gross profit margin of 33.2%. This compares with the overall gross profit and gross profit margin of $22,312,000 or 34.7% for the nine months ended December 31, 2001.

Selling, general and administrative expenses for the nine months ended December 31, 2002 were $11,873,000, amounting to 16.7% of total net sales, as compared to $11,103,000 or 17.3% of total net sales for the nine months ended December 31, 2001.

As a result, operating income was $11,780,000 for the nine months ended December 31, 2002, an increase of $571,000 or 5.1% as compared with the corresponding period in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interests to $1,580,000 for the nine months ended December 31, 2002 from $744,000 for the nine months ended December 31, 2001 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $11,150,000 for the nine months ended December 31, 2002, an increase of $716,000 or 6.9%, as compared to the nine months ended December 31, 2001 and net income as a percentage of net sales decreased slightly to 15.7% from 16.2%.



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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of December 31, 2002, the Company had a working capital surplus of $64,545,000 and cash and cash equivalent of $33,107,000. This compares with a working capital surplus of $54,922,000 and cash and cash equivalent of $31,534,000 at March 31, 2002. The increase in working capital was mainly attributed to the net cash generated from operating activities and the exercise of stock options of $4,160,000 offset by a dividend distribution of $4,881,000 and the capital investment of $6,142,000 during the nine months ended December 31, 2002.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has no short-term borrowings and no long-term debt at December 31, 2002.

As of December 31, 2002, the Company had in place general banking facilities with three financial institutions aggregating approximately $20,839,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, bills negotiation facilities, factoring facilities as well as fixed loans. As of December 31, 2002, the Company had ( i ) unused credit facilities of $20,839,000 ( ii ) cash and cash equivalents of $33,107,000 and ( iii ) restricted cash of $2,431,000. The restricted cash of 2,431,000 and leasehold land and buildings of $1,326,000 have been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will continue to be funded through a combination of cash on hand and internally generated funds.




                                      # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                For and on behalf of
                                                Deswell Industries, Inc.




                                                By: /s/  Richard Lau
                                                -----------------------
                                                Richard Lau
                                                Chief Executive Officer

Date: February 25, 2003


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